UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NES Rentals Holdings, Inc.

(Name of Issuer)

Common Stock,  par value $0.01 per share

(Title of Class of Securities)

640820 10 6

(CUSIP Number)

John B. Frank
Principal and General Counsel
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071
(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56845X10800

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,674,698

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,674,698

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,674,698

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.37%

14.	Type of Reporting Person (See Instructions) IA, OO

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.01 per share (“Common Stock”), of NES Rentals Holdings, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 8770 W. Bryn Mawr, 4th Floor, Chicago, IL 60631.

Item 2.	Identity and Background
This Schedule 13D is filed on behalf of:

Oaktree Capital Management, LLC, a California limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Oaktree”), in its capacity as the general partner and/or investment manager of the following funds and accounts (as defined below):

(i) OCM High Yield Limited Partnership, a California limited partnership (“OCM High Yield I”);
(ii) OCM High Yield Fund II, L.P., a Delaware limited partnership (“OCM High Yield II”);

(iii)          OCM High Yield Trust, a subtrust of the OCM Group Trust, a trust organized under the laws of the United States (“OCM Trust”, and together with OCM High Yield I and OCM High Yield II, the “OCM Funds”); and

(iv) Various third party separate accounts (“Separate Accounts”, and together with the OCM Funds, the “OCM Funds and Accounts”).

The principal business of Oaktree is providing investment advice and management services to institutional and individual investors.  The OCM Funds and Accounts generally invest in a diversified portfolio of high yield fixed income securities.  The investment decisions for each of the OCM Funds and Accounts are made on an individual basis based on the respective guidelines of each of the OCM Funds and Accounts.  Each of the OCM Funds and Accounts beneficially owns on an individual basis less than 2.5% of the outstanding shares of the Issuer’s Common Stock.  Based on Oaktree’s relationship with the OCM Funds and Accounts, Oaktree may be deemed to beneficially own the shares of Common Stock held by each of the OCM Funds and Accounts, although Oaktree has no material pecuniary interest in any of such shares.

(a)-(c) & (f)

Oaktree is the general partner and/or investment manager of the OCM Funds and Accounts.  The address of the principal business and principal office for Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  The members and executive officers of Oaktree are listed below. The principal address for each member and executive officer of Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  Each individual listed below is a citizen of the United States of America.

Executive Officers & Members

Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
David Kirchheimer	Principal and Chief Financial and Administrative Officer
Sheldon M. Stone	Principal
David Richard Masson	Principal
Larry W. Keele	Principal
Stephen A. Kaplan	Principal
Russel S. Bernard	Principal
John W. Moon	Principal
Kevin L. Clayton	Principal
John B. Frank	Principal and General Counsel

Portfolio Manager
Sheldon M. Stone	Principal

(d)-(e)

During the last five years, neither Oaktree, the OCM Funds, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

OCM High Yield I, OCM High Yield II and the OCM Trust beneficially own 161,854, 449,370 and 152,805 shares, respectively, of the Issuer's Common Stock as of the date hereof.  The Separate Accounts collectively beneficially own 2,910,669 shares of the Issuer’s Common Stock as of the date hereof.  National Equipment Services, Inc., a Delaware corporation (the predecessor-in-interest to the Issuer, “Old NES”), and certain of its affiliates filed for bankruptcy on June 27, 2003 under Chapter 11 of the United States Bankruptcy Code.  Pursuant to the Fourth Amended Joint Plan of Reorganization of Old NES and its Affiliated Debtors (the “Plan”), which Plan was confirmed by the United States Bankruptcy Court for the Northern District of Illinois (the “Bankruptcy Court”) pursuant to an order entered into on January 23, 2004, the OCM Funds and Accounts were entitled to receive shares of the Issuer’s Common Stock as of February 11, 2004, the effective date of the Plan.  The OCM Funds and Accounts were entitled to receive such shares because they beneficially owned Class 4 General Unsecured Claims under the Plan.  Under the Plan, Class 4 General Unsecured Claims were held by noteholders of Old NES.  The OCM Funds and Accounts beneficially held approximately $54,830,000 of General Unsecured Claims in the form of 10% Senior Subordinated Notes due 2004, which were purchased using the OCM Funds and Accounts’ working capital.  Pursuant to the terms of the Plan, the General Unsecured Claims of the OCM Funds and Accounts were satisfied in exchange for the distribution of shares of Common Stock of the Issuer reported herein.

On March 18, 2004, it came to the attention of Oaktree that subsequent to the Issuer’s emergence from bankruptcy, the Common Stock has continued to be publicly traded and that the Issuer has continued to file reports under the Securities Exchange Act of 1934, as amended.

Item 4.	Purpose of Transaction

As described in Item 3 above, the shares of the Common Stock held by the OCM Funds and Accounts were acquired pursuant to the terms of the Plan.  The OCM Funds and Accounts currently intend to hold such shares for investment purposes subject to the next paragraph.

Oaktree, as the general partner of the OCM Funds and investment manager of the Separate Accounts, continuously evaluates the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the OCM Funds and Accounts or by other accounts or funds of which Oaktree is the general partner and/or investment manager or whether the OCM Funds and Accounts or any such other accounts or funds will dispose of shares of the Issuer's Common Stock.  At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by Oaktree and/or the OCM Funds and Accounts may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Except as otherwise disclosed herein, Oaktree currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, Oaktree may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a)  As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner of the OCM Funds and the investment manager of the Separate Accounts, may be deemed to beneficially own 3,674,698 shares of Common Stock of the Issuer (approximately 18.37% of the outstanding shares of the Issuer’s Common Stock) held by the OCM Funds and the Oaktree Accounts.

(b)  Oaktree has discretionary authority and control over all of the assets of the OCM Funds and Accounts pursuant to its status as general partner of the OCM Funds and investment manager of the Separate Accounts, including the power to vote and dispose of the Issuer’s Common Stock.  Therefore, Oaktree has the power to vote and dispose of 3,674,698 shares of the Issuer’s Common Stock.

Oaktree and each of the individuals listed in Item 2 disclaims beneficial ownership of the shares of the Issuer's Common Stock held by the OCM Funds and Accounts and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(c)  Other than the transaction described in Item 3, neither the OCM Funds nor Oaktree and, to the best of their knowledge, none of their respective executive officers, directors or general partners has effected any transaction involving the Issuer's Common Stock during the last 60 days from the date hereof.

(d) None
(e) Not applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Oaktree, as general partner of the OCM Funds and investment manager of the Separate Accounts, receives a management fee for managing the assets of the OCM Funds and Accounts.

Except as described above and elsewhere in this Schedule 13D, as of the date hereof there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by the OCM Funds.

Item 7.	Material to Be Filed as Exhibits
The following are filed herewith as Exhibits to this Schedule 13D:
Exhibit 1-	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 22, 2004.

OAKTREE CAPITAL MANAGEMENT, LLC

By:	/s/ Michael Watchorn
Michael Watchorn
Managing Director

By:	/s/ Lisa Arakaki
Lisa Arakaki
Vice President, Legal